UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                QUEPASA.COM, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   74833W-10-7
                                 (CUSIP Number)

                         Law Office of Michael J. Tauger
                           5445 DTC Parkway, Suite 520
                           Greenwood Village, CO 80111
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 12, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) - Jeffrey Peterson

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)      [X]
     (b)      [ ]

3.   SEC Use Only ________________________________________

4.   Source of Funds (See Instructions)
     Jeffrey Peterson - OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization - UNITED STATES and CANADA

7.   Sole Voting Power Number of Shares - 2,386,243
     Jeffrey Peterson - 2,386,243

8.   Shared Voting Power - 0

9.   Sole Dispositive Power Each Reporting Person
     Jeffrey Peterson - 0

10.  With Shared Dispositive Power - 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Jeffrey Peterson - 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11) - 13.9%
     Jeffrey Peterson - 0%

14.  Type of Reporting Person (See Instructions)
     Jeffrey Peterson - IN

JEFFREY PETERSON

Item 1. Security and Issuer.

     This Schedule 13D statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 7904 E. Chaparral Road, Suite A110, PMB#160, Scottsdale, Arizona.

Item 2. Identity and Background.

     (a)  Jeffrey Peterson
     (b)  6510 N. 14th Place Phoenix, AZ 85014.
     (c) Present Principal Occupation: Reporting Person is President/CEO of Vayala Corporation.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f)  The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations.

     Mr. Peterson has not purchased any shares of Issuer, other than acting as trustee pursuant to a voting trust agreement with Mark D. Kucher regarding all shares held by Mark D. Kucher. Mr. Peterson paid no money for the voting rights pursuant to the voting trust agreement.

Item 4. Purposes of Transaction.

     Reporting Person Peterson's purposes for obtaining the voting rights pursuant to the voting trust agreement may include, without limitation, plans or proposals such as the following:

     (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above.

Item 5. Interest in Securities of the Issuer.

     No transactions in the securities of the Issuer, other than those described herein and in the Schedule 13D/A relating to Date of Event of February 21, 2002, were effected by Mr. Peterson during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Michael D. Silberman, Mark Kucher and Kevin Dieball have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further, they are consulting with one another regarding the Issuer. The individuals completely agreed to act as set forth as of January 4, 2002. The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

     Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.

     On March 12, 2002, Mark Kucher entered into a voting trust agreement whereby for a period of six (6) months from the date of the agreement, Jeffrey Peterson through Vayala Corporation, a Delaware corporation whose President is Jeffrey Peterson, is entitled to vote the 2,386,243 shares of the Issuer's common stock beneficially owned by Mr. Kucher.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 19, 2002

/S/ JEFFREY PETERSON
-------------------------------------
Jeffrey Peterson CUSIP NO. 74833W-10-7

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

MARK D. KUCHER

Item 1. Security and Issuer.

     This Schedule 13D statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 7904 E. Chaparral Road, Suite A110, PMB#160, Scottsdale, Arizona.

Item 2. Identity and Background.

     (a)  Mark D. Kucher
     (b)  1410-700 West Georgia St., Vancouver, British Columbia, Canada.
     (c) Present Principal Occupation: Reporting Person is a financier and financial consultant.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f)  Mr. Kucher is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations.

     (a) Mark D. Kucher purchased shares of the Issuer on the open market beginning on December 27, 2000 and became a 5% stockholder on August 31, 2001. The equity ownership in the Issuer exceeded 10% on November 30, 2001.

     (b) Mark D. Kucher purchased 2,386,243 shares of common stock in the Issuer for an aggregate amount of $279,606.29. Mr. Kucher used his personal funds for these purchases.

Item 4. Purposes of Transaction.

     On September 7, 2001, Mark D. Kucher filed both an initial and an amended
Schedule 13D, and on December 4, 2001 he filed a second amended Schedule 13D. On January 7, 2002, Mr. Kucher filed an amended Schedule 13D along with Michael Silberman and Kevin Dieball and on February 22, 2002, Mr. Kucher filed an amended Schedule 13D along with Michael Silberman, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners, LLC, Verde Investments, Inc. and Jeffrey Peterson.

     Mark D. Kucher's purposes for the acquisition of the Issuer securities may include, without limitation, plans or proposals such as the following:

     (1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above.

Item 5. Interest in Securities of the Issuer.

     (a) Mark D. Kucher beneficially owns 2,386,243 shares of common stock of Issuer, or approximately 13.90% of the outstanding shares of Issuer's common stock.

     (b) Mark D. Kucher has sole power to vote all shares set forth in Item 5(a), above except that pursuant to a voting trust agreement, Jeffrey Peterson through Vayala Corporation has sole power to vote all shares set forth in Item 5(a) for six (6) months.

     (c) No transactions in the securities of the Issuer, other than those described herein, were effected by Mark D. Kucher since the most recent amended Schedule 13D filing made by Mr. Kucher on January 7, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Michael D. Silberman, Mark Kucher and Kevin Dieball have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further, they are consulting with one another regarding the Issuer. The individuals completely agreed to act as set forth as of January 4, 2002. The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

     Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.

     On March 12, 2002, Mark Kucher entered into a voting trust agreement whereby for a period of six (6) months from the date of the agreement, Jeffrey Peterson through Vayala Corporation, a Delaware corporation whose President is Jeffrey Peterson, is entitled to vote the 2,386,243 shares of the Issuer's common stock beneficially owned by Mr. Kucher.


/S/ JEFFREY PETERSON
--------------------
Jeffrey Peterson

                             VOTING TRUST AGREEMENT

     THIS VOTING TRUST AGREEMENT (this "Agreement") is dated as of March 12, 2002, by and between Mark D. Kucher (the "Shareholder") and Vayala Corporation, a Delaware corporation (the "Trustee") and Jeffrey Peterson.

     WHEREAS, the Shareholder is the record and beneficial owner and holder of approximately 2,200,000 shares of issued and outstanding common stock (the "Common Stock") of quepasa.com, inc. (the "Corporation"), a Nevada corporation, (the "Shares"); and

     WHEREAS, in order to promote their mutual interests, the interest of the Corporation and the allocation of control therein, the Shareholder and the Trustee, (also referred to as the "Voting Trustee"), desire to enter into this Agreement upon the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the above and the mutual covenants and promises hereinafter set forth, the parties hereto hereby agree as follows:

     1. Transfer of Shares to the Voting Trustee. The Shareholder shall, promptly following the execution of this Agreement, execute and deliver to the Voting Trustee an irrevocable proxy (the "Proxy"), a copy of which is attached hereto as Exhibit A, for the Voting trustee to vote, for a period of six (6) months from the date of this Agreement, the number of Shares now owned or hereafter acquired by the Shareholder. The Voting Trustee shall hold and vote the Proxy subject to the terms of this Agreement.

     2. Rights and Duties of the Voting Trustee.

          2.1 Right and Obligation to Vote the Shares. During the term of this Agreement the Voting Trustee shall, in respect of any and all of the Shares represented by the Proxy, possess and be entitled to exercise the right to vote thereon for every purpose, in person or by his nominees or proxies, to waive the Shareholder's privilege in respect thereof, and to consent to any lawful corporate act of the Corporation, as though absolute owner of said Shares, it being expressly agreed that no voting right shall pass to others by or under said Proxy, or by or under this Agreement, or by or under any other agreement, express or implied. All decisions and actions of the Voting Trustee hereunder shall require the approval of Jeffrey Peterson, the President of the Voting Trustee and only Jeffrey Peterson can exercise such Proxy on behalf of Vayala Corporation.

          2.2 Standard of Conduct. In voting the Shares held by it hereunder either in person or by his nominees or proxies, subject to the voting obligation set forth in Section 2.1, the Voting Trustee shall exercise reasonable judgment and shall take such part in, or take such action with respect to, the management of the Corporation's affairs, as it may deem necessary or advisable. In voting upon any matters that may come before it at any shareholder's meeting, or by consent to action without a meeting, subject to the voting obligation set forth in Section 2.1, the Voting Trustee shall exercise like judgment, but he shall not be held liable for any mistake in judgment or for any action taken or not taken with respect to which it acted in good faith and which does not amount to willful misconduct on its part.

          2.3 Compensation and Reimbursement. The Voting Trustee shall serve without compensation. The Voting Trustee shall have the right to incur and pay such reasonable expenses and charges, and to employ and pay such agents, attorneys, and counsel, as it may deem necessary and proper in connection with or arising out of the discharge of its duties under this Agreement. Any such expenses or charges incurred by the Voting Trustee shall be the sole responsibility of the Voting Trustee.

          2.4 Conflicts of Interest. Nothing herein contained shall disqualify the Voting Trustee or incapacitate the Voting Trustee or any of its officers, directors or shareholders from serving as an officer, director, employee, consultant or contractor of or to the Corporation, or of any affiliate or associate of the Corporation, and in any such capacity receiving compensation. The Voting Trustee or any of its officers, directors or shareholders may be a shareholder of the Corporation. The Voting Trustee may be financially interested in any matter or transaction to which the Corporation, or any affiliate or associate of the Corporation, may be a party, and may contract with or be financially interested in any such person as fully and freely as though the Voting Trustee were not the Voting Trustee hereunder. Moreover, the Voting Trustee shall not incur any liability of any nature whatsoever to the Shareholder in the event the Voting Trustee should vote the Shares in a manner or with an effect advantageous to the Voting Trustee regarding any relationship the Voting Trustee may have with the Corporation, including that of creditor.

     3. Term of Agreement. This Agreement shall continue in full force and effect for a period of six months from and after the date first set forth above.

     4. Notice. Any notice to or communication with the Shareholder hereunder shall be deemed to be sufficiently given if addressed to the Shareholder at his address set forth on the signature page hereto or such other addresses as the Shareholder shall from time to time furnish in writing to the Voting Trustee and deposited in the United States mail, with postage fully prepaid. Every notice so given shall be effective, whether or not received, and the date of mailing shall be the date such notice is deemed given. Any notice to the Voting Trustee hereunder may be made by mailing the same to the Voting Trustee, with postage fully prepaid, to Vayala Corporation at 5150 North 16th Street, Suite B-145, Phoenix, AZ, 85016, or at such other address as the Voting Trustee may from time to time furnish in writing to the Shareholder.

     5. Additional Shares of Common Stock. This Agreement applies to all shares of Common Stock now owned by the Shareholder. Shareholder represents and warrants that the number of Shares set forth above represent all the shares of Common Stock owned by him on the date hereof. In the event that any additional Common Stock of the Corporation is acquired by the Shareholder after the execution hereof (the "Additional Shares"), then, in such case, upon receiving the Additional Shares, the Shareholder shall promptly cause such shares to be subject the Proxy.

     6. Dividends, Distributions and Other Payments. Until the termination of this Agreement, the Shareholder shall be entitled to receive all dividends, if any, or other distributions, if any, upon the Shares standing in the name of such Shareholder, subject to the Proxy.

     7. Transfer of Shares. The Shares shall be freely transferable by any Shareholder to any person without the prior consent of the Voting Trustee and without any restriction hereunder, subject to the Proxy.

     8. Effective Date. This Agreement shall become effective as of the date first written above.

     9. Miscellaneous.

          9.1 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to the transaction contemplated hereby, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof. No representation, promise, inducement or statement of intention has been made by any of the parties hereto not embodied in this Agreement or in the documents referred to herein, and no party shall be bound by, or liable for, any alleged representation, promise, inducement or statements of intention not set forth or referred to herein.

          9.2 Binding Effect. All of the terms, representations, warranties, covenants, and conditions herein shall be binding upon, and inure to the benefit of, and be enforceable by, the parties hereto, and their respective successors and assigns.

          9.3 Waiver. This Agreement may not be amended, modified, superseded or canceled, nor may any of the terms, representations, warranties, covenants, or conditions hereof be waived, except by a written instrument executed by the party against whom such amendment, modification, supersedure, cancellation or waiver is charged. The failure of any party at this time or times to require performance of any provisions hereof shall in no manner affect the right at a later time to enforce the same. No waiver by any part of any condition, or of any breach of any term, covenant, or condition contained herein, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such condition or breach or wavier of any other condition or of any breach of any other term, covenant, or condition.

          9.4 Construction. The captions and headings contained herein are for convenient reference only, and shall not in any way affect the meaning or interpretation of this Agreement.

          9.5 Counterparts and Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. A facsimile signature shall be deemed an original signature for all purposes.

          9.6 Severability. In the event that any provision hereof is determined to be illegal or unenforceable, such determination shall not affect the validity or enforceability of the remaining provisions hereof, all of which shall remain in full force and effect.

          9.7 Further Documents. The parties each hereby covenant and agree that, from time to time, after the date hereof, at a reasonable request of any party, and without further consideration, they will execute and deliver such other documents and take such other action as may be reasonably required to carry out in all respects the transactions contemplated and intended by this Agreement.

          9.8 Gender and Tense. As used in this Agreement, the masculine, feminine and neuter gender, and the singular or plural number shall each be deemed to include the other or others whether the context so indicates.

          9.9 Time. Time is of the essence in this Agreement.

          9.10 Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

          9.11 Amendment. This Agreement may only be amended with the written agreement of the Shareholder and the Voting Trustee.

          9.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.



                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                    SHAREHOLDER:

                                    MARK D. KUCHER

                                    /s/ Mark D. Kucher
                                    -----------------------------

                                    Address:
                                    -----------------------------

                                    -----------------------------

                                    -----------------------------


                                    VOTING TRUSTEE:

                                    VAYALA CORPORATION

                                    By: /s/ Jeffrey Peterson
                                    -----------------------------
                                    Jeffrey Peterson, President


                                    JEFFREY PETERSON

                                    /s/ Jeffrey Peterson
                                    -----------------------------
                                    Jeffrey Peterson

                                    EXHIBIT A





                                      PROXY

                                      PROXY
                                QUEPASA.COM, INC.



     The undersigned hereby irrevocably appoints Vayala Corporation, a Delaware corporation, for a period of six (6) months from the date hereof, as the lawful agent and Proxy of the undersigned (with all the powers the undersigned would possess if personally present, including full power of substitution), and hereby authorizes Vayala Corporation to represent and to vote all the shares of Common Stock of quepasa.com, inc. held directly or indirectly by the undersigned on March 12, 2002 and any additional shares acquired during the term of this proxy, at the any and all meetings of shareholders of quepasa.com, inc. or any adjournment or postponement thereof.

     The undersigned hereby revokes all previous proxies relating to the shares covered hereby and confirms all that said Proxy may do by virtue hereof.


Dated: March 12, 2002
                                            /s/ Mark D. Kucher
                                            -----------------------------
                                            Mark D. Kucher